What is the Certificate?

In the second paragraph, please convey that annuity payments for life begin provided certain conditions are met (besides Account Value falling below a specified minimum amount).

Management of Your AssetMark Account, p. 8

Please explain whether an advisor may choose among the funds designated under a particular Profile in establishing the certificateholders' account. In other words, once a fund is designated, is an advisor free to invest account assets among those funds in any mix and remain within the required parameters?

p.9

Please explain to the staff why 6 Risk Return Profiles are discussed when only 2 profiles are available with the certificate? It seems confusing.

What is a Valuation Day? P. 11

What is meant by the term "not valued?" If an investment is "not valued," then when will "the next Valuation Day" occur?

How are Increases to the Withdrawal Guarantee calculated? P. 12

Please consider an example that illustrates what would occur if the current Withdrawal Guarantee Factor is less than 5%.

What are some things to consider in managing my Withdrawals from my Account? P 14

Drafting error - "the less likely you will be to benefit from the Withdrawal Guarantee," Asset Charges, p. 14

Drafting error -- "The Asset Charge will be deducted quarterly as a separate charge from your Account and remit it to us."

Will I pay the same amount (in dollars) for the Withdrawal Guarantee every quarter? p. 15

The disclosure states that the Withdrawal Guarantee would not decline even though the Account Value declined as a result of an Asset Charge deduction because the Asset Charge does not constitute an Early or Excess Withdrawal. But isn't it true that the deduction of the Asset Charge may affect the possibility of any increases in the Withdrawal Guarantee because the calculation is based on Account Value? If so, please consider clarifying disclosure in the appropriate place in the prospectus.